maxis.

Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

RECEIVED
2005 NOV 28 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

18 November 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 October 2005 to 15 November 2005, pursuant to Rule12g3-2(b)(1)(ii) of the Securities Exchange Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Companies Commission of Malaysia for the period from 16 October 2005 to 15 November 2005.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

05012823

PROCESSED
NOV 29 2005

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director
c.c. Mr. Chris Holland

Dipak Kaur
Secretary

Singap-1/51421/01

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1. Listing Circular - Maxis Employee Share Option Scheme	18 October 2005 24 October 2005 26 October 2005 31 October 2005 07 November 2005 09 November 2005	Bursa Securities Listing Requirements	A
2. General Announcement	21 October 2005 27 October 2005 28 October 2005	Bursa Securities Listing Requirements	B
3. Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965 a) Chan Chee Beng	27 October 2005	Bursa Securities Listing Requirements	C
4. Changes in Substantial Shareholder Interest Pursuant to Form 29B of the Companies Act, 1965 a) Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens	17 October 2005	Bursa Securities Listing Requirements	D

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33612 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**18/10/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 264,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 20 October 2005.

Exemption File No.
082-34780

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 33699 OF 2005

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	24/10/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be informed that the abovementioned Company's additional 170,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 26 October 2005.

Exemption File No. 082-34780

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 33735 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **26/10/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 85,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 28 October 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 33820 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**31/10/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 89,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 7 November 2005.

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33855 OF 2005

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	07/11/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 223,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 9 November 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33888 OF 2005

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	09/11/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 186,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 11 November 2005.

APPENDIX B

General Announcement
Reference No **MC-051021-31301**
Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 21/10/2005

Exemption File No.
082-34780

Type : **Announcement**
Subject : **Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 21 October 2005 pursuant to Paragraph 14.09(a) of the Listing Requirements from Mr. Gregory John Drayton, (deemed as a Principal Officer of the Company for the purpose of Chapter 14 of the Listing Requirements), do hereby notify Bursa Securities of his dealings in the securities of the Company as set out below:-

The disposal of 75,000 ordinary shares of RM0.10 each (representing 0.003% of the issued share capital) at RM9.50 each on 12 October 2005 ("the Disposal").

Mr. Gregory John Drayton holds 100,000 ordinary shares RM0.10 each in the Company after the Disposal.

This announcement is dated 21 October 2005.

General Announcement
Reference No **MC-051027-59007**

Exemption File No.
082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	27/10/2005

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS" OR "THE COMPANY") Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealings in the shares of the Company during an open period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company"), wishes to announce that the Company, having received a notification on 27 October 2005 pursuant to Paragraph 14.09(a) of the Listing Requirements from En Chan Chee Beng, a Director of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

Acquisition of 6,000 ordinary shares of RM 0.10 each in Maxis ("Maxis Shares"), upon exercise of ghts under warrants issued by Khazanah Nasional Berhad on 30 August 2005 at a price of RM 9.34 per share ("the Acquisition").

Following completion of the Acquisition, the balance number of Maxis Shares held by En Chan Chee Beng is 506,000 Maxis Shares representing 0.0202% of the total issued share capital of the Company.

This announcement is dated 27 October 2005.

General Announcement
Reference No **MC-051028-64717**

Exemption File No. 082-34780

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	28/10/2005

Type	:	**Announcement**
Subject	:	**UPDATE ON LITIGATION** **Kuala Lumpur High Court Civil Suit No. S6-22-728-2002**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") wishes to provide the following update in relation to the Company's previous disclosures in connection to the suit ("the Suit") commenced by Maxis Sdn Bhd ("the Plaintiff") against the Company and 6 of its subsidiaries (collectively "the Maxis Group") *vide* Kuala Lumpur High Court Civil Suit No: S6-22-728-2002.

On 27 October 2005, Maxis entered into a settlement agreement with Maxis Sdn Bhd and all other parties to the Suit ('the Settlement Agreement").

The salient terms of the Settlement Agreement are *inter alia* as follows:-
1. Payment of a settlement amount by the Maxis Group which amount is not expected to have any material financial impact on the Company nor is the payment indicative of any admission as to any claims and/or liability by the Maxis Group in respect of the Suit;
2. All applications relating to the Suit will be stayed pending termination of the Suit;
3. Termination of the Suit (by the eventual recording of a consent order) without any admission as to any claims and/or liability in respect of the Suit is envisaged upon satisfaction of certain terms and conditions of the Settlement Agreement; and
4. Terms and conditions of the Settlement Agreement are confidential.

The Settlement Agreement will not have a material effect on the net tangible assets and the consolidated earnings of Maxis for the financial year ending 31 December 2005.

The Board of Directors of Maxis is of the opinion that the abovementioned settlement is in the best interests of the Maxis Group.

This announcement is dated 28 October 2005

APPENDIX C

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-051024-53092**

Exemption File No.
082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	27/10/2005

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Chan Chee Beng**
Address	:	**No. 3, Jalan TR6/1 Tropicana Golf & Country Club 47410 Petaling Jaya Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**30/08/2005**	**6,000**	**9.340**

Description of other type of transaction	:	**The acquisition of 6,000 ordinary shares in Maxis upon exercise of rights under warrants issued by Khazanah Nasional Berhad ("Khazanah")**
Circumstances by reason of which change has occurred	:	**Exercise of rights under warrants issued by Khazanah**
Nature of interest	:	**Direct interest**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**506,000**
Direct (%)	:	**0.0202**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**27/10/2005**
Remarks	:	

APPENDIX D

Exemption File No.
082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965
Reference No **KK-051017-67974**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**17/10/2005**

Particulars of substantial Securities Holder

Name	:	**Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens ("AF")**
Address	:	**2A, Jalan 4L, Ampang Jaya, 68000 Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**590103-12-6013**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Kenanga Nominees (Tempatan) Sdn Bhd
8th Floor, Kenanga International
Jalan Sultan Ismail
50250 Kuala Lumpur
in respect of 19,000 ordinary share of RM0.10 each

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**08/08/2005**	**9,000**	**10.100**
Disposed	**09/08/2005**	**5,000**	**10.100**
Disposed	**11/08/2005**	**3,000**	**10.100**
Disposed	**16/08/2005**	**2,000**	**10.000**

Circumstances by reason of which change has occurred :

Change in particulars of AF's direct equity interest in Maxis arising from the disposals of 19,000 ordinary shares of RM0.10 each in Maxis ("Maxis Shares") as set out above.

There is no change to the number of shares over which the deemed interest is held.

AF is deemed to have an interest in 329,775,665 Maxis Shares in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest, by virtue of his direct equity interest over 250,000 shares of HNSB representing 25% of the issued and paid-up share capital in HNSB.

HNSB wholly-owns :-
i. Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a direct equity interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
ii. Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
iii. Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
iv. Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a direct equity interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a direct equity interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.21% direct equity interest in the shares of Maxis.

The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects and as such, AF does not have any economic interest over these Maxis shares held by HNSB Subsidiaries.

Exemption File No.
082-34780

Nature of interest	:	**Direct**
Direct (units)	:	**19,000**
Direct (%)	:	**0.0008**
Indirect/deemed interest (units)	:	**329,775,665**
Indirect/deemed interest (%)	:	**13.21**
Total no of securities after change	:	**329,775,665**
Date of notice	:	**14/10/2005**

Remarks

Notification was received by the Company on 17 October 2005.

There is no change to the number of shares over which the deemed interest is held following the above disposal.

The Registered holders of the Maxis Shares over which AF has a deemed interest after taking into account of the changes as stated above are set out below :

**Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis**

**Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis**

**Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis**

**Tegas Sari Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis**

**Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis**

**Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis**

**Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis**

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RECEIVED
2005 NOV 28 A 11:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 12 day of **October, 2005**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**170,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **54,000** shares	-	RM4.36	-
[c] Amount paid on **71,000** shares	-	RM5.13	-
[c] Amount paid on **45,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **54,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **71,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **45,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 21 day of **October, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,496,687,000** shares of RM0.10 each and the paid-up capital is **RM249,668,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**16,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**92,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**38,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 24,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 170,000

Dated this 21 day of **October, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 17 day of **October, 2005**.

	Shares Allotted	Details of Shares Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**85,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **38,000** shares	-	RM4.36	-
[c]	Amount paid on **20,000** shares	-	RM5.13	-
[c]	Amount paid on **4,000** shares	-	RM6.47	-
[c]	Amount paid on **4,000** shares	-	RM7.74	-
[c]	Amount paid on **19,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **38,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **20,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **19,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 25 day of **October, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,496,772,000** shares of RM0.10 each and the paid-up capital is **RM249,677,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**17,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**53,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	15,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	85,000

Dated this 25 day of **October, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No. 082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 20 day of **October, 2005**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**89,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **69,000** shares	-	RM4.36	-
[c]	Amount paid on **16,000** shares	-	RM5.13	-
[c]	Amount paid on **4,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **69,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28 day of **October, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,496,861,000** shares of RM0.10 each and the paid-up capital is **RM249,686,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**10,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**50,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**29,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	89,000

Dated this 28 day of October , **2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 24 day of **October, 2005**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**223,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **98,000** shares	-	RM4.36	-
[c]	Amount paid on **66,000** shares	-	RM5.13	-
[c]	Amount paid on **15,000** shares	-	RM6.47	-
[c]	Amount paid on **4,000** shares	-	RM7.74	-
[c]	Amount paid on **40,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **98,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **66,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **15,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **40,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 31 day of October , 2005

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,497,084,000** shares of RM0.10 each and the paid-up capital is **RM249,708,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**59,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**126,000**
	(c)	the number of shares allotted to non-citizens	**15,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**10,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	13,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	223,000

Dated this 31 day of ~~November~~ October, **2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 27 day of **October 2005**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**186,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **90,000** shares	-	RM4.36	-
[c]	Amount paid on **57,000** shares	-	RM5.13	-
[c]	Amount paid on **9,000** shares	-	RM6.47	-
[c]	Amount paid on **9,000** shares	-	RM7.74	-
[c]	Amount paid on **18,000** shares	-	RM7.99	-
[c]	Amount paid on **3,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **90,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **57,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **18,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 08 day of **November, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,497,270,000** shares of RM0.10 each and the paid-up capital is **RM249,727,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**17,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**115,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**2,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	52,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	186,000

Dated this 08 day of **November, 2005**

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 31 day of October **, 2005**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**97,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **57,000** shares	-	RM4.36	-
[c]	Amount paid on **14,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM7.74	-
[c]	Amount paid on **18,000** shares	-	RM7.99	-
[c]	Amount paid on **5,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **57,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **14,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **18,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No.
082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 11 day of **November, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,497,367,000** shares of RM0.10 each and the paid-up capital is **RM249,736,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**2,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**87,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	8,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	97,000

Dated this 11 day of **November, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000